EXHIBIT 4.3

SODASTREAM INTERNATIONAL LTD.

COMPENSATION POLICY FOR OFFICE HOLDERS

(Originally adopted on December 23, 2013; Last Amended December 22, 2015)

I. Preamble

In accordance with the Israeli Companies Law, 5759-1999 (as amended from time to time, the “Companies Law”), this document states the terms of SodaStream International Ltd.’s Compensation Policy for its “Office Holders” (as such term is defined in the Companies Law) (the “Compensation Policy”).

The effective date of this Compensation Policy is the date of its approval by SodaStream’s shareholders and it shall serve as the Compensation Policy of SodaStream International Ltd. (“SodaStream” or the “Company”), as required by the Companies Law.

The adoption of this Compensation Policy will not grant any of SodaStream’s current or future Office Holders a right to receive any components of compensation set forth in this Compensation Policy or otherwise. The components of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her and in accordance with the requirements of the Companies Law and the regulations promulgated thereunder. Nothing in this Compensation Policy shall be deemed to provide any rights or remedies to any person.

This Compensation Policy will apply to compensation of Office Holders determined after its effective date and will not, and is not intended to, apply to or be deemed to amend employment and/or compensation terms of Office Holders existing prior to such date. The terms of employment and compensation of Mr. Daniel Birnbaum, the Company’s current Chief Executive Officer, including the terms approved at the meeting of the Company’s shareholders held on December 20, 2012 and as described in the Company’s proxy statement, as amended, filed with the U.S. Securities and Exchange Commission on November 23, 2012 and the terms approved at the meeting of the Company’s shareholders held on December 22, 2015 and as described in the Company’s amended proxy statement, filed with the U.S. Securities and Exchange Commission on November 30, 2015, shall be deemed incorporated by reference in this Compensation Policy, and this Compensation Policy shall not otherwise relate to the terms of employment and compensation of Mr. Birnbaum.1

In this Compensation Policy, the term “Non-Executive Director” is defined as a member of the Company’s board of directors (the “Board of Directors”) who is not employed by the Company or one of its subsidiaries in any other position.2 Unless expressly stated otherwise, this Compensation Policy relates to all Office Holders other than Non-Executive Directors and the Company’s Chief Executive Officer.3

1 Since the terms of employment and compensation of Mr. Birnbaum, the Company’s current Chief Executive Officer, were duly approved by the Company’s shareholders, Mr. Birnbaum’s terms of employment are excluded for the purposes of the limitations in this Compensation Policy, including the Fixed-Variable Ratio, and were disregarded in determining them.

2 To the extent the Company shall have an active chairman or active vice-chairman of the board, such person would not be considered as a Non-Executive Director.

3 References in this Compensation Policy to the employment or terms of employment of Office Holders shall also apply to the provision of services by Office Holders under a service contract (whether with such Office Holder or an entity controlled by him or her), mutatis mutandis. References to base salaries with respect to Office Holders with a service contract would mean the base fees payable under such contract. Value Added Tax payable by the Company under such service contract, if any, will not be considered or deemed to be part of an Office Holder’s compensation.

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II. Company Philosophy and Compensation Policy Objectives

SodaStream believes that an effective executive compensation program is one that is designed to reward achievements and performance of its Office Holders and which aligns their interests with those of the Company and its shareholders. To achieve this, the fixed components (i.e., base salary, benefits and perquisites) of an Office Holder’s total compensation package will generally not be higher compared with the market, and a significant portion of an Office Holder’s total compensation package will generally be comprised of variable compensation components. SodaStream also seeks to ensure that its ability to attract and retain superior employees in key positions is maintained and that the compensation provided to key employees remains competitive relative to the total compensation of similarly situated executives in peer companies and the broader marketplace from which it recruits and competes for talent.

In formulating this Compensation Policy, SodaStream has considered, among other things, the following considerations:

•	advancing the objectives of the Company, its work plan and long-term strategy;

•	creating appropriate incentives to Office Holders of the Company, taking into account, among other things, the risk management policies of the Company;

•	the Company’s size, complexity and the nature and landscape of its operations, including that the Company is a global company headquartered in Israel operating throughout the value chain;

•	regarding those sections of the Compensation Policy that provide for variable compensation components – the Office Holder’s contribution to achieving corporate objectives and profit maximization, with a long-term perspective and in accordance with the role and position of the Office Holder with the Company.

In determining the compensation for each Office Holder, among other relevant factors, the following considerations shall be taken into account:

•	the education, professional experience and achievements of the Office Holder;

•	the Office Holder’s position in the Company (including geographical considerations), scope of responsibilities and contribution to the Company;

•	the circumstances of the Office Holder’s recruitment (which may include compensation arrangements with his or her previous employer) and the terms of prior employment or service agreements with the Company (if any);

•	a comparison of the terms of compensation of the Office Holder to the terms of compensation of other Office Holders in the Company, and to the extent such information is timely available, to terms of compensation of executives in similar positions in peer-group companies; and

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•	a comparison of the total cost of compensation of the Office Holder and the Cost of Salary (as such term is defined in Part A of the First Addendum to the Companies Law) of all Israeli employees of the Company (including, to the extent applicable, Manpower Contractors Engaged by the Company (as such term is defined in Part A of the First Addendum to the Companies Law)), other than the Office Holder, if applicable, and most notably the ratio between the compensation of Office Holders and the median and average salary of all such Company employees, and the ramifications of such ratio on the labor relations of the Company. For the year ended December 31, 2012, the ratio between the highest total compensation package of an Office Holder (excluding Non-Executive Directors and the current Chief Executive Officer) and the median and average salary of all such Company employees was 1:22 and 1:18, respectively. The Compensation Committee and the Board of Directors determined that said ratios are reasonable taking into account the size, complexity and the nature of the Company and its operations and are not expected to have an adverse effect on the labor relations of the Company.

To the extent relevant, necessary and available, peer-group companies will be selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account a number of factors, which may include: market capitalization, type of industry, location of listing of the Company’s securities, level of revenues, number of employees, geographical considerations, factors of relevance to the particular Office Holder’s role and other factors that will be considered relevant to the comparison.

III. Compensation Components

 The compensation package of Office Holders may consist of one or more of the following components:

(i)	base cash compensation;

(ii)	benefits and perquisites;

(iii)	annual performance-based cash incentives and other discretionary cash compensation;

(iv)	long-term equity-based compensation (such as options to purchase the Company’s ordinary shares or other equity-based instruments, including restricted stock units, restricted stock and stock appreciation rights, (collectively, “Equity Awards”)); and

(v)	retirement and termination of service arrangements.

The total compensation package and components thereof may vary between Office Holders, taking into account the factors described above. To reflect the Company’s philosophy and Compensation Policy objectives, with respect to any Office Holder, the ratio between the fixed compensation components and the variable compensation components in any given year on an annual basis shall not be more than 1:8 (the “Fixed-Variable Ratio”). Discretionary bonuses, including one-time cash payment upon recruitment or promotion, and retirement and termination benefits, as described below, shall be disregarded and not taken into account for the purposes of calculating the Fixed-Variable Ratio.

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A.	Base Cash Compensation (Base Salary)

The monthly gross base salary of any one of our Office Holders shall not exceed NIS 100,0004. The monthly gross base salary may be increased from time to time, subject to the aforesaid limit.

B.	Benefits and Perquisites

 Certain benefits and perquisites for our Office Holders are provided in order to comply with legal requirements, while others serve as an additional component of the compensation packages offered to Office Holders.

Benefits and perquisites, including those which are required or facilitated under local laws or are customary in the relevant jurisdiction may include, among others, the following:

•	contributions to pension funds and/or similar schemes such as manager’s insurance programs;

•	contributions to education funds;

•	car allowance or company car and related benefits, including tolls;

•	reimbursement of travel expenses;

•	gross-up mechanisms;

•	annual vacation days and the ability to carry-over unused vacation days;

•	sick leave;

•	redemption of unused vacation days for cash;

•	recuperation pay;

•	health insurance and medical expenses;

•	disability insurance;

•	relocation expenses;

•	housing and/or related expenses;

•	meal programs;

•	cellular/smart phone expenses;

•	laptop computer and accessories and communication expenses;

•	reimbursement of out of pocket expenses;

•	membership fees in professional associations;

•	subscriptions to business newspapers, trade magazines and other relevant literature.

Certain benefits and perquisites may be subject to Company policies, as in effect from time to time.

4 This amount shall be linked to the Israeli Consumer Price Index (“CPI”) and shall only be updated to reflect increases in the CPI with the base CPI being the CPI for October 2013.

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At the request of an Office Holder, the Company may, in its discretion, agree to pay to him or her amounts payable to pension funds or similar schemes, to education funds or in respect of other social benefits payable to institutions which are in excess of the maximum allowance for tax exemption purposes, provided that the Office Holder agrees to be liable for any tax liabilities in respect thereof.

C.	Annual Performance-Based Cash Incentive Compensation and Other Cash Compensation (Cash Bonuses)

1.	Annual Cash Bonus

a.	General

Cash bonuses may be paid to Office Holders on an annual basis (the “Annual Cash Bonus”). For each fiscal year, the Company will set an annual target bonus for each Officer Holder, which amount shall not exceed 50% of the Office Holder’s annual gross base salary (the “Annual Target Bonus”). An Office Holder’s maximum Annual Cash Bonus will not exceed 200% of the Annual Target Bonus (i.e., 100% of the Office Holder’s annual gross base salary). The entitlement to and the amount of the Annual Cash Bonus will be dependent upon the achievement of particular financial targets and/or personal targets, as explained below, with each of these targets assigned a particular weight.

The financial targets, including with respect to the Eligibility Threshold (as discussed below), will be: (i) measurable and will be determined based on the annual budget approved by the Board of Directors for the relevant fiscal year; and (ii) derived from various metrics, which may include, among others: revenues, gross profit, operating profit, EBITDA, net profit and net profit before tax.

The achievement of the financial targets, including with respect to the Eligibility Threshold, shall be calculated based on the consolidated audited annual financial statements of the Company for the applicable fiscal year. To the extent relevant, one-time extraordinary events, as well as acquisitions, divestures, and organizational changes shall be excluded.

b.	Eligibility

Following the approval of the Company’s annual budget by the Board of Directors, the Company shall set one or more financial targets. For any Office Holder to be eligible to receive an Annual Cash Bonus at least 80% of each of said financial targets must be achieved (the “Eligibility Threshold”). The Board of Directors is authorized to raise, from time to time, the Eligibility Threshold previously set with respect to one or more of the financial targets, including following the end of the relevant fiscal year and including if, as a result of such action, Office Holders would not be entitled to an Annual Cash Bonus that would have otherwise been payable.

In addition, to be eligible for an Annual Cash Bonus, the Office Holder must be actively employed by the Company or one of its subsidiaries during the relevant year to which the bonus relates, which condition may be subject to additional limitations, which may include being employed for a minimum period of time during the relevant year or through a certain date (for example, such as being employed at the time the Annual Cash Bonus is being paid).

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c.	Calculating the Annual Cash Bonus

Provided that the Eligibility Threshold has been achieved, the Annual Cash Bonus that an Office Holder may be entitled to will be calculated on the basis of the achievement of:

•	particular financial targets[5], which may account for 60-100% of the Annual Cash Bonus; and

•	personal targets, which may or may not include measurable criteria and which may account for 0-40% of the Annual Cash Bonus.

For each fiscal year, the Company shall adopt a plan which shall set forth, for each Office Holder, the financial targets and the personal targets, the weight that will be assigned to each target and the specific rules and the formula that will be used for the calculation of the Annual Cash Bonus.

2.	Discretionary Bonus

Office Holders may receive a discretionary cash bonus of up to 4 monthly gross base salaries (the “Discretionary Bonus”) in any given year. The Discretionary Bonus shall not be subject to the achievement of the financial targets and/or personal targets, including the Eligibility Threshold and may be in addition to the Annual Cash Bonus. A Discretionary Bonus may be given for any reason, including, without limitation, for special contributions, achievements, assignments and efforts, all as shall be determined by the Company.

In addition, Office Holders may be awarded a fixed one-time cash payment upon recruitment or promotion, which shall not exceed 6 monthly gross base salaries.

3.	Conversion to Equity

If agreed to by the Office Holder, the Compensation Committee and Board of Directors will have discretion to convert all or a portion of an Office Holder’s Annual Cash Bonus, in lieu of cash, into Equity Awards and to specify their vesting (and other) terms, provided that the aggregate economic value of such Equity Awards at the time of the grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), does not exceed 100% of the gross amount of the portion of the Annual Cash Bonus being converted.

D.	Long-term Equity Based Compensation

The annual value of Equity Awards at the date of grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will be subject to the Fixed-Variable Ratio. The annual value shall be calculated by dividing the aggregate value of the Equity Awards at the date of grant by the number of years over which they vest.

Equity Awards will not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances.

The terms and conditions of Equity Awards shall be governed by the Company's existing or future equity incentive plans and applicable law. Notwithstanding the terms of Equity Awards, in the event of a change of control event, vesting of options and/or other Equity Awards may be accelerated as determined by the Company’s Board of Directors or the Compensation Committee.

5 One or more of the particular financial targets may be identical to the financial targets used to set the Eligibility Threshold.

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E.	Retirement and Severance Package

When determining the terms of retirement and/or termination benefits, the following considerations will be taken into account, among other things:

•	the amount of time the Office Holder spent with the Company (the “Time of Service”);

•	the terms of his or her compensation during the Time of Service;

•	the Company’s performance during the Time of Service;

•	the Office Holder’s contribution to the achievement of the Company’s goals and attainment of revenues; and

•	the circumstances surrounding the Office Holder’s departure.

The retirement and/or termination benefits, whether or not retirement and/or termination were at the behest of the Company or the Office Holder, may include, among others, the following benefits:

•	Advance notice – Advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 4 months. During such period of time, the Company will generally be entitled to discontinue the Office Holder’s employment, and, in its discretion, to make payment of the amounts he or she would be entitled to through the end of such period.

•	Severance pay – Under Israeli law, employees are generally entitled to severance pay equal to 100% of the employee’s gross base salary for the last month of employment multiplied by the number of years, including parts of years, of his or her employment with the Company (including notice periods). As such, retirement and/or termination benefits may include the transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes such as manager’s insurance programs, on account of severance pay, as well as additional amounts such that contributions on account of severance pay reflect the Office Holder’s most recent monthly gross base salary.

•	Contribution to funds – The transfer to the Office Holder of the amounts contributed to pension funds and/or similar schemes, such as manager’s insurance programs, other than on account of severance pay, and to education funds.

•	Transition period – Office Holder’s may be entitled to a transition period of up to 6 months during which time he or she may continue to receive his or her compensation, however, he or she shall not be granted new Equity Awards and shall not be entitled to an Annual Cash Bonus in respect of the transition period. In addition, the transition period shall be disregarded for the purposes of vesting of Equity Awards.

•	Retirement Bonus – Office Holder’s may be given a cash bonus of up to 4 monthly gross base salaries upon retirement.

IV. Non-Executive Directors

Non-Executive Directors may be entitled to:

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•	an annual cash retainer not to exceed U.S. $30,000, and in the case of the Chairman of the Board of Directors, not to exceed U.S. $60,000;

•	a per meeting fee not to exceed U.S. $500 for any board or committee meeting attended and a fee not to exceed U.S. $250 per written resolution of the board or a committee thereof;

•	refund of expenses; and

•	to participate in SodaStream’s equity incentive plans or to otherwise receive Equity Awards.

The annual value of Equity Awards to a Non-Executive Director at the date of grant, as calculated using accepted valuation methods (such as, but not limited to the Black-Scholes formula), will not exceed, U.S. $300,000. The annual value shall be calculated by dividing the aggregate value of the Equity Awards at the date of grant by the number of years over which they vest. The Equity Awards shall not vest until at least one year has passed since the date of grant, subject to partial or full acceleration under certain circumstances. The terms of the Equity Awards may provide, among other things, that they may be exercised on a net exercise or cashless basis.

Notwithstanding the above, Non-Executive Directors who are subject to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of External Directors), 2000 (the “Remuneration of External Directors Regulations”), as amended by the Companies Regulations (Relief for Public Companies Traded on Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time, may be entitled to remuneration and refund of expenses in accordance therewith, including the relative compensation mechanism specified in sections 8A and 8B of the Remuneration of External Directors Regulations.

V. Compensation Recovery (“Claw-back”)

In the event of an accounting restatement in the Company’s financial statements, the Company shall be entitled to recover from any Office Holder amounts paid to him or her that would not have been paid but for the incorrect financial data, provided that no more than 24 months have passed since the approval by the Board of Directors of the financial statements of the Company on which basis the payments were made.

The Company will only seek reimbursement from an Office Holder to the extent such Office Holder would not have been entitled to all or a portion of the payments made to him or her, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recovered, including if repayment will be made either on a pre-tax or an after-tax basis, and for setting terms for such recovery from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in any one of the following events:

•	a financial restatement required because of changes in applicable financial reporting standards;

•	transactions that require retroactive restatement (e.g., discontinued operations);

•	reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes;

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•	with respect to an individual Office Holder, if he or she did not actually know or, in the performance of his or her duties, would not reasonably be expected to have known, of the basis for the restatement and that the financial data included in the financial statements was inaccurate; and

•	the Compensation Committee and/or the Board of Directors determined that (i) it would be unreasonable or impracticable to seek reimbursement, (ii) that there is a low likelihood of success under relevant governing law or (iii) it is not worthwhile taking into account the cost and effort that may be involved.

Nothing in this section derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Office Holders by virtue of applicable securities laws.

VI. Exculpation, Indemnification and Insurance

In addition, Office Holders, including Non-Executive Directors, may be entitled:

•	to exculpation from liability to the fullest extent permitted by applicable law;

•	to indemnification for liabilities and expenses to the fullest extent permitted by applicable law;

•	to be covered by “Directors and Officers Insurance” at the expense of the Company, which may include “run-off” provisions, covering Office Holders for a period of up to seven (7) years after the termination of their services with the Company, or the resolution of existing claims, the later of the two.

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